FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

Of The Securities Exchange Act of 1934

For the month of May, 2006

MAX RESOURCE CORP.

(formerly, VANCAN CAPITAL CORP.)

(SEC File No. 0-30780)

Suite 1400 – 400 Burrard Street

Vancouver, B.C. V6C 3G2

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under Cover Form 20-F or Form 40-F.

Form 20-F     x

Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No    x

MAX RESOURCE CORP.

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2006 AND 2005

BALANCE SHEETS

STATEMENTS OF LOSS AND DEFICIT

STATEMENTS OF CASH FLOWS

NOTES TO THE FINANCIAL STATEMENTS

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3 (3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim financial statements of the company have been prepared by and are the responsibility of the company’s management.

The company’s independent auditor has not performed a review of these financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

MAX RESOURCE CORP.
CONSOLIDATED BALANCE SHEETS
(Unaudited, prepared by management) (Expressed In Canadian Dollars)

		March 31	December 31,
		2006	2005
			(audited)
ASSETS

	CURRENT
	Cash	$435,245	$565,725
	Taxes recoverable and prepaids	23,025	24,105
		458,270	589,830

MINERAL PROPERTIES (Note 3)		1,363,796	1,305,173
EQUIPMENT, net of accumulated amortization of $3,699		560	590

		$1,822,626	$1,895,593

LIABILITIES

	CURRENT
	Accounts payable and accrued liabilities	$23,312	$30,171

		23,312	30,171

SHAREHOLDERS’ EQUITY

SHARE CAPITAL (Note 5)
Authorized:	Unlimited number of voting common shares without par value
	Unlimited number of preferred shares without par value
Issued and outstanding:	10,005,741 common shares	3,400,520	3,367,520
	SHARE PURCHASE WARRANTS (Note 5)	5,828	5,828
	CONTRIBUTED SURPLUS (Note 5)	364,319	284,214
	DEFICIT	(1,971,353)	(1,792,140)

		1,799,314	1,865,422

		$1,822,626	$1,895,593

NATURE OF OPERATIONS (Note 1)

APPROVED BY THE DIRECTORS:

“Paul John”	“Stuart Rogers”
Paul John – Director	Stuart Rogers – Director

The accompanying notes are an integral part of these consolidated financial statements

MAX RESOURCE CORP.

STATEMENTS OF LOSS AND DEFICIT

(Unaudited, prepared by management)

(Expressed In Canadian Dollars)

	Three months ended March 31, 2006	Three months ended March 31, 2005

EXPENSES
Consulting	$16,212	$-
Consulting – stock based compensation (Note 4)	9,724	-
Amortization	30	46
Management fees (Note 4)	15,000	7,500
Officers and directors fees – stock based compensation Note 5)	70,381	60,413
Office and general	1,818	118
Professional fees	262	-
Transfer agent, filing fees and shareholder relations	66,014	3,739
Travel and promotion	1,848	2,818

LOSS BEFORE THE FOLLOWING	(181,289)	(74,634)

Interest Income	2,076	142

NET LOSS FOR THE PERIOD	(179,213)	(74,492)

DEFICIT, BEGINNING OF PERIOD	(1,792,140)	(1,327,159)

DEFICIT, END OF PERIOD	$(1,971,353)	$(1,401,651)

BASIC AND DILUTED LOSS PER COMMON SHARE	$(0.018)	$(0.012)

WEIGHTED NUMBER OF COMMON SHARES OUTSTANDING	9,957,670	6,455,817

The accompanying notes are an integral part of these financial statements

MAX RESOURCE CORP.

STATEMENTS OF CASH FLOWS

(Unaudited, prepared by management)

 (Expressed In Canadian Dollars)

	Three months ended March 31, 2006	Three months ended March 31, 2005

CASH PROVIDED BY (USED FOR):

OPERATING ACTIVITIES
Net loss for the year	$(179,213)	$(74,492)
Adjust for items not involving cash:
Amortization	30	46
Non-cash consulting expense – stock based compensation	80,105	60,413

	(99,078)	(14,033)
Changes in non-cash working capital items:
(Increase) in taxes recoverable and prepaids	1,079	(730)
Increase (decrease) in accounts payable	(6,858)	(15,214)

CASH USED IN OPERATING ACTIVITIES	(104,857)	(29,977)

FINANCING ACTIVITIES
Advances from (repayments to) related parties	-	(22,443)
Issuance of common shares	33,000	138,000

	33,000	115,557

INVESTING ACTIVITIES
Mineral properties acquisition and exploration costs (Note 3)	(58,623)	-

	-	-

INCREASE IN CASH DURING THE PERIOD	(130,480)	85,580

CASH, BEGINNING OF PERIOD	565,725	2,010

CASH, END OF YEAR	$435,245	$87,590

The accompanying notes are an integral part of these financial statements

MAX RESOURCE CORP.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2006 AND 2005

(Unaudited, prepared by management)

(Expressed In Canadian Dollars)

NOTE 1.

NATURE OF OPERATIONS

The Company was incorporated under the Business Corporations Act (Alberta) on April 25, 1994 as Proven Capital Corp.  By Articles of Amendment dated January 10, 1995, the Company’s name was changed to Cedar Capital Corp. and then to Vancan Capital Corp. on February 12, 2002 concurrent with the consolidation of outstanding common share capital on a four for one basis. The Company’s name was changed to Max Resource Corp. on May 14, 2004.  The Company is in the business of mineral property exploration and development.  The recoverability of amounts recorded for mineral properties and related deferred costs is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development, and future production or proceeds from the disposition thereof.  The financial statements have been prepared under the assumption that the Company is a going concern.  The ability of the Company to continue operations as a going concern is dependent upon attaining profitable operations from its mineral property activities.  To date, the Company has not generated any revenues from operations and will require additional funds to meet its obligations and the costs of its operations.  As a result, significant losses are anticipated prior to the generation of any revenues.

The Company's future capital requirements will depend on many factors, including costs of exploration of the properties, cash flow from operations, and competition and global market conditions. The Company's anticipated recurring operating losses and growing working capital needs will require that it obtain additional capital to operate its business.

The Company will depend almost exclusively on outside capital to complete the exploration and development of its mineral properties. Such outside capital will include the sale of additional stock.  There can be no assurance that capital will be available as necessary to meet these continuing exploration and development costs or, if the capital is available, that it will be on terms acceptable to the Company.  The issuances of additional stock by the Company may result in a significant dilution in the equity interests of its current stockholders.  Obtaining commercial loans, assuming those loans would be available, will increase the Company's liabilities and future cash commitments. If the Company is unable to obtain financing in the amounts and on terms deemed acceptable, its business and future success may be adversely affected.

Given the Company's limited operating history, lack of sales, and its operating losses, there can be no assurance that it will be able to achieve or maintain profitability.  Accordingly, these factors raise substantial doubt about the Company’s ability to continue as a going concern.

NOTE 2.

SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in accordance with accounting principles generally accepted in Canada.  Except as indicated in Note 9, they also comply, in all material respects, with accounting principles generally accepted in the United States.

Basis of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary Max Resource, Inc., a Nevada company, which was incorporated on August 24, 2005.  All significant inter-company balances and transactions have been eliminated upon consolidation.

Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period.  Actual results could differ from these estimates.  Significant areas requiring the use of management estimates relate to the determination of impairment of mineral property interests and the determination of fair value for stock based transactions.  Where estimates have been used financial results as determined by actual events could differ from those estimates.

Mineral Properties

The Company records its interests in mineral properties at the lower of cost or estimated recoverable value.  Where specific exploration programs are planned and budgeted by management, the cost of mineral properties and related exploration expenditures are capitalized until the properties are placed into commercial production, sold, abandoned or determined by management to be impaired in value.  These costs will be amortized over the estimated useful lives of the properties following the commencement of production or written off if the properties are sold or abandoned.

The costs include the cash or other consideration and the assigned value of shares issued, if any, on the acquisition of mineral properties.  Costs related to properties acquired under option agreements or joint ventures, whereby payments are made at the sole discretion of the Company, are recorded in the accounts at such time as the payments are made.  For properties held jointly with other parties the Company only records its proportionate share of acquisition and exploration costs.  The proceeds from options granted are deducted from the cost of the related property and any excess is deducted from other remaining capitalized property costs.  The Company does not accrue estimated future costs of maintaining its mineral properties in good standing.

Capitalized costs as reported on the balance sheet represent costs incurred to date and may not reflect actual, present, or future values.  Recovery of carrying value is dependent upon future commercial success or proceeds from disposition of the mineral interests.

Management evaluates each mineral interest on a reporting period basis or as events and circumstances warrant, and makes a determination based on exploration activity and results, estimated future cash flows and availability of funding as to whether costs are capitalized or charged to operations.

Mineral property interests, where future cash flows are not reasonably determinable, are evaluated for impairment based on management’s intentions and determination of the extent to which future exploration programs are warranted and likely to be funded.

General exploration costs not related to specific properties and general administrative expenses are charged to operations in the year in which they are incurred.

The Company does not have any producing mineral properties and all of its efforts to date have been exploratory in nature.  Upon the establishment of commercial production, carrying values of deferred acquisition and exploration costs will be amortized over the estimated life of the mine using the units of production method.

Equipment

Equipment is recorded at cost with amortization being provided annually using the declining balance basis at 20% per annum.

Loss per Share

The Company is using the treasury stock method to determine the dilutive effect of stock options and other dilutive instruments.  The treasury stock method assumes that proceeds received from in-the-money stock options are used to repurchase common shares at the prevailing market rate.

Basic loss per share figures have been calculated using the weighted average number of shares outstanding during the respective periods.  Diluted loss per share figures are equal to those of basic loss per share for each year since the effects of the share purchase warrants and stock options have been excluded as they are anti-dilutive.

Stock-based Compensation

The Company has granted stock options to directors and employees as described in Note 5.  Effective January 1, 2003 the Company adopted the new accounting recommendations of the Canadian Institute of Chartered Accountants (“CICA”) Handbook, Section 3870, Stock-based compensation and other stock-based payments, released in November 2003, whereby it expenses all stock-based compensation awards, made or altered on or after January 1, 2003, on a prospective basis.  The standard requires that all new or altered stock based awards provided to employees and non-employees are measured and recognized using a fair value based method.  Fair values are determined using the Black-Scholes option pricing model.  Any consideration paid by employees on the exercise of the options is credited to share capital.

Financial Instruments

The Company’s financial instruments consist of cash, taxes recoverable and prepaids, accounts payable and accrued liabilities and amounts due to related parties.  The fair value of the Company’s financial instruments are estimated by management to approximate their carrying values due to their immediate or short-term maturity.

Asset Retirement Obligations

The Company has adopted the CICA Handbook section 3110, Asset Retirement Obligations. This standard focuses on the recognition and measurement of liabilities related to legal obligations associated with the retirement of property, plant and equipment.  Under this standard, these obligations are initially measured at fair value and subsequently adjusted for any changes resulting from the passage of time and revisions to either the timing or the amount of the original estimate of undiscounted cash flows. The asset retirement cost is to be capitalized to the related asset and amortized into earnings over time.  This section was effective on January 1, 2004.  The adoption of this standard did not have a material impact on the financial position and results of operations.

Mineral property related retirement obligations are capitalized as part of deferred exploration and development costs and amortized over the estimated useful lives of the corresponding mineral properties.

NOTE 3.

MINERAL PROPERTIES

	December 31, 2005	Additions	Write-down	March 31, 2006
Acquisition costs:
Target Claims, NWT	$ 91,000	-	-	91,000
Gold Hill, Alaska	353,827	-	-	353,827
MacInnis Lake, NWT	95,000	-	-	95,000
Thomas Mountain, Utah	68,180	-	-	68,180
C de Baca, New Mexico	44,684	-	-	44,684

	652,691	-	-	652,691

Exploration costs:
Target Claims, NWT	57,098	-	-	57,098
Gold Hill, Alaska	333,414	1,116	-	334,530
MacInnis Lake, NWT	243,515	-	-	243,515
Thomas Mountain, Utah	18,455	57,507	-	75,962
C de Baca, New Mexico	-	-	-	-

	652,482	58,623	-	711,105

Total costs:	$ 1,305,173	$ 58,623	$ -	$ 1,363,796

Target Claims, Northwest Territories, Canada

Effective January 15, 2003 the Company entered into an agreement to acquire a 50% interest in a mineral claim located east of Hottah Lake in the Northwest Territories of Northern Canada (the “Target 2 Claim”).  During 2003, the Company acquired its interest in the Claim by making cash payments totalling $15,000, issuing 200,000 common shares at a price of $0.20 each and agreeing to incurring a minimum of $100,000 (subsequently revised to $50,000) in exploration expenditures on the Claim, which were required to be made on or before December 31, 2004.

By agreement dated April 16, 2003, the Company obtained the right to acquire a 50% interest in a mineral claim comprising 1,781.9 acres located in the Longtom Lake area of the Northwest Territories (the “Target 1 Claim”). To earn its interest during 2003, the Company paid $15,000 and issued 200,000 common shares at a price of $0.38 per share.

Target Claims, Northwest Territories, Canada

During the fiscal year ended December 31, 2005 the Company elected to write-off the Target 2 Claim as it does not intend to do any further work on that property.  This resulted in the write-down of $55,000 in acquisition costs and $2,000 in deferred exploration charges.  The Company intends to maintain the Target 1 Claim.

There were no exploration costs incurred on the Target Claims in the Northwest Territories during the three month period ended March 31, 2006.

Gold Hill Property, Alaska

During 2004 the Company entered into an option agreement to acquire an interest in the Gold Hill Property near Cantwell, Alaska.  Under the terms of the option agreement, the Company paid $45,173 (US$33,200) in acquisition costs and a further $18,518 (US$15,000) in advance royalties and issued 100,000 common shares valued at $47,000 and 100,000 warrants valued at $19,724 (refer to Note 5) exercisable at $0.47 per share for a two year period.  In order to maintain the Option, the Company must issue an additional 200,000 common shares by January 1, 2005 (issued effective December 31, 2004 at a value of $74,000) and a further 200,000 common shares by January 1, 2006 (issued during the year ended December 31, 2005 at a value of $120,000).

The Company will assume all of the optionor’s obligations under their lease with GCO Minerals Corp. (“GCO”) which include the following minimum work commitments and Advance Royalty Payments (in U.S. funds):

Year               Work Commitment                      Advance Royalty

2004               $100,000 (incurred)                      $5,000 (paid)

2005                 150,000 (incurred)                        15,000 (paid effective December 31, 2004)

2006                 250,000                                         25,000

2007                 250,000                                         25,000

2008                 500,000                                         50,000

2009                 500,000                                         75,000

2010                 500,000                                       100,000

Upon exercise of the option, the Company can earn up to a 90% interest in the Gold Hill claims, subject to a net smelter return (“NSR”) and back-in rights to GCO that would allow GCO to buy back up to a 30% interest in the Gold Hill claims by paying the Company the lesser of US$5,000,000 or 300% of all costs incurred  to completion of a Feasibility Report.  The NSR will fluctuate from 1.5% to 4.0% depending on the price of gold.  In addition, the Company will pay to the optionor an additional NSR of 1%.

During the three month period ended March 31, 2006 the Company incurred exploration expenditures of $1,116 for core storage related to the Gold Hill Property.

MacInnis Lake, Northwest Territories, Canada

The Company entered into an option agreement dated April 1, 2005 with Alberta Star Development Corp. (“Alberta Star”) whereby the Company can earn an interest in the MacInnis Lake Uranium Project in the Northwest Territories, subject to acceptance for filing by the TSX Venture Exchange (the “Exchange”).  The terms of the option agreement, which was amended April 11, 2006, call for payments and work commitments as follows:

(i)

cash payments totalling $30,000 (paid);

(ii)

the issuance to Alberta Star of 200,000 common shares of the Company upon Exchange acceptance for filing (paid) and

(iii)

work commitments totalling $2,000,000 over a five year period ($750,000 by the second anniversary date; $250,000 by the date with is 30 months from the execution date; $250,000 by the third anniversary date; $250,000 by the fourth anniversary date and $500,000 by the fifth anniversary date).

The terms of the option agreement call for the Company to earn a 25% interest in the MacInnis Lake project upon making the payments in (i) and (ii) above together with the first $1,000,000 in work commitments.  The Company may earn a further 25% interest when it completes the $2,000,000 in work commitments.  The MacInnis Lake property is subject to a 2% NSR royalty.  Upon full exercise of the option, the parties agree to enter into a joint venture agreement.  Alberta Star will act as operator on the MacInnis Lake project for the term of the option agreement.

The Company did not incur any exploration expenses on the MacInnis Lake project during the three month period ended March 31, 2006.

Thomas Mountain, Utah, United States

On August 11, 2005 the Company entered into an option agreement with Energex, LLC (“Energex”) to acquire a 100% interest in 27 mineral claims (the “PPCO” claims) in Juab County, Utah.

The terms of the Option Agreement call for an initial cash payment to Energex of US$5,000, annual maintenance payments to Energex of US$10,000 commencing in the second year and escalating by US$10,000 each year thereafter to a maximum of US$50,000 per year, and work commitments totalling US$1,000,000 over a four year period (US$100,000 in the first year; US$200,000 in the second year; US$300,000 in the third year and US$400,000 in the fourth and final year).  The Company will earn a 100% interest in the PPCO claims by making the initial cash payment of US$5,000 (paid) and satisfying the work commitment of US$1,000,000, subject to a 2% royalty payable to Energex.

In September 2005, the Company staked additional claims around the original PPCO uranium claims, bringing the total to 195 lode claims comprising 3,900 acres at a total staking cost of $62,298.

During the three month period ended March 31, 2006, the Company incurred the following exploration expenses on the Thomas Mountain project:

Geological consulting	$ 6,268
Drilling and assays	29,347
Field expenses	4,309
Geophysics	3,060
Permits and licensing	4,132
Travel	10,391
$ 57,507

C de Baca, New Mexico, United States

On September 22, 2005 the Company announced that it is acquiring a total of 108 claims (the “Dat Claims”) in Socorro County, New Mexico, pursuant to an agreement with Applied Geologic Services, Inc. of Denver, Colorado.  Consideration for the acquisition of the Claims is US$10,000 cash payment on acceptance for filing by the Exchange (which has been paid), with annual payments of US$10,000 until production.  After production, a royalty of 2% of gross revenues is payable until such time as a total of US$500,000 (including the initial cash payment and annual payments) has been paid.

To December 31, 2005, the Company has incurred total acquisition costs of $44,684 with respect to the Dat Claims.  This amount is comprised of staking fees of $10,800, filing fees of $22,119 and the purchase price of $11,765 (US$10,000).  There were no expenditures incurred during the three month period ending March 31, 2006

NOTE 4.

RELATED PARTY TRANSACTIONS

During the three month period ended March 31, 2006, management fees of $15,000 (2005 - $7,500) were paid or accrued to a private company controlled by a director.  At March 31, 2006 there was nil (2005 - $4,637) owing to this related party.  With the exception of the granting of stock options, these transactions were measured at the exchange amount agreed to by the related parties.

NOTE 5.

SHARE CAPITAL

Authorized:

Unlimited number of voting common shares without par value

Unlimited number of preferred shares without par value

	Shares	Value	Contributed Surplus
Common Shares Issued:

Balance at December 31, 2004	6,548,125	1,961,544	189,361
Shares issued for mineral properties	400,000	200,000	-
Exercise of stock options	290,000	96,000	-
Exercise of warrants	955,000	382,000	-
Private placement	1,750,116	743,104	-
Finders fees	-	(9,300)	-
Fair market value of agent’s warrants	-	(5,828)	-
Stock-based compensation	-	-	94,853

Balance at December 31, 2005	9,943,241	$ 3,367,520	$ 284,214
Exercise of warrants	62,500	33,000	-
Stock-based compensation	-	-	80,105

Balance at March 31, 2006	10,005,741	$ 3,400,520	$ 364,319

Private Placement

On March 29, 2006 The Company announced a non-brokered private placement of 1.400,000 units at $0.75 per unit.  Each unit will consist of one common share and one non-transferable share purchase warrant exercisable for a two year period from closing.  Each full warrant will entitle the holder to purchase one additional common share of MAX for $1.00 per share for a two year period from closing.  The first tranche of this private placement, comprised of 997,000 units, was completed on April 28, 2006 for gross proceeds of $747,750.  A finder’s fee of $27,877.52 was paid with respect to a portion of this placement.

Stock Options

On February 23, 2005 the Company granted stock options to directors and consultants entitling them to purchase 371,000 common shares at a price of $0.30 per share to February 23, 2007.  The granting of these options resulted in a stock based compensation expense of $60,413 being recorded, representing the fair value of the options as estimated using the Black-Scholes option pricing model assuming an expected life of 2 years, a risk-free interest rate of 2.93% and an expected volatility of 102%.

On May 27, 2005 the Company granted stock options to directors and consultants entitling them to purchase 50,000 common shares at a price of $0.40 per share to May 27, 2007.  The granting of these options resulted in a stock based compensation expense of $9,602 being recorded, representing the fair value of the options.  The total fair value was estimated using the Black-Scholes option pricing model assuming an expected life of 2 years, a risk-free interest rate of 2.78% and an expected volatility of 88%.

On August 31, 2005 the Company granted stock options to a consultant entitling him to purchase 150,000 common shares at a price of $0.40 per share to August 31, 2007.  The granting of these options resulted in a stock based compensation expense of $28,455 being recorded, representing the fair value of the options.  The total fair value was estimated using the Black-Scholes option pricing model assuming an expected life of 2 years, a risk-free interest rate of 2.97% and an expected volatility of 86%.

On September 30, 2005 the Company granted stock options to a consultant entitling him to purchase 44,000 common shares at a price of $0.52 per share to September 30, 2007.  The granting of these options resulted in a stock based compensation expense of $11,014 being recorded, representing the fair value of the options.  The total fair value was estimated using the Black-Scholes option pricing model assuming an expected life of 2 years, a risk-free interest rate of 3.35% and an expected volatility of 87%.

On October 7, 2005 the Company granted stock options to a consultant entitling him to purchase 110,000 common shares at a price of $0.60 per share to October 7, 2007.  The granting of these options resulted in a stock based compensation expense of $31,826 being recorded, representing the fair value of the options.  The total fair value was estimated using the Black-Scholes option pricing model assuming an expected life of 2 years, a risk-free interest rate of 3.41% and an expected volatility of 88%.

On December 7, 2005 the Company granted stock options to a director entitling him to purchase 50,000 common shares at a price of $0.60 per share to December 7, 2007.  The granting of these options resulted in a stock based compensation expense of $13,956 being recorded, representing the fair value of the options.  The total fair value was estimated using the Black-Scholes option pricing model assuming an expected life of 2 years, a risk-free interest rate of 3.77% and an expected volatility of 83%.

Stock Options

On February 7, 2006 the Company granted stock options to directors and officers entitling them to purchase 225,000 common shares at a price of $0.70 per share to February 7, 2008.  The granting of these options resulted in a stock based compensation expense of $70,381 being recorded, representing the fair value of the options.  The total fair value was estimated using the Black-Scholes option pricing model assuming an expected life of 2 years, a risk-free interest rate of 3.99% and an expected volatility of 86%.

On March 30, 2006 the Company granted stock options to a consultant entitling him to purchase 25,000 common shares at a price of $0.85 per share to March 30, 2008.  The granting of these options resulted in a stock based compensation expense of $9,724 being recorded, representing the fair value of the options.  The total fair value was estimated using the Black-Scholes option pricing model assuming an expected life of 2 years, a risk-free interest rate of 4.07% and an expected volatility of 89%.

The following incentive stock options were outstanding at March 31, 2006:

Number of Shares	Exercise Price	Expiry Date

168,000	$0.40	June 30, 2006
171,000	$0.30	February 23, 2007
50,000	$0.40	May 27, 2007
150,000	$0.40	August 31, 2007
44,000	$0.52	September 30, 2007
110,000	$0.60	October 7, 2007
50,000	$0.60	December 7, 2007
225,000	$0.70	February 7, 2008
25,000	$0.85	March 30, 2008
993,000

Warrants

In 2004 the Company issued 100,000 warrants in connection with the Gold Hill Property (refer to Note 3).  The fair value of these warrants was estimated to be $19,724 and was capitalized as a mineral property acquisition cost.  The total fair value was estimated using the Black-Scholes option pricing model assuming an expected life of 2 years, a risk-free interest rate of 2.93% and an expected volatility of 99%.

In 2005 the Company issued 25,000 warrants to the agents in connection with a private placement of 1,135,000 units.  The fair value of these agents warrants was estimated to be $5,828 and charged to share capital as a share issuance cost.   The total fair value was estimated using the Black-Scholes option pricing model assuming an expected life of 2 years, a risk-free interest rate of 3.99% and an expected volatility of 88%

The following warrants to acquire common shares were outstanding at March 31, 2006:

	Number of Shares	Exercise Price	Expiry Date

Warrants	100,000	$0.47	June 15, 2006
	530,000	$0.50	April 26, 2007
	282,558	$0.57/0.70	November 6, 2007
Agents Warrants	25,000	$0.40	April 26, 2007

	937,558

NOTE 6.

SUBSEQUENT EVENTS

On May 9, 2006 the Company announced that it had entered into an Option Agreement to acquire a 100 % interest in the FMC claims in Eureka County, Nevada, the “Diamond Peak Property”, from The Wendt Family Trust of Reno, Nevada.  The Wendt Family Trust is controlled by Clancy J. Wendt, the Vice President of Exploration for MAX.  This agreement is subject to acceptance for filing by the TSX Venture Exchange.

NOTE 6.

SUBSEQUENT EVENTS (continued)

The terms of the Option Agreement call for the issuance to the Wendt Family Trust of 100,000 shares of the Company and the following rental payments:

Date

Payment Amount

Upon execution of this Agreement

$ 25,000 (U.S.)

First anniversary of Effective Date

$ 35,000 (U.S.)

Second anniversary of Effective Date

$ 45,000 (U.S.)

Each anniversary thereafter

$ 50,000 (U.S.)

These rental payments shall not be credited against the Royalty or the Purchase Price of US$300,000.   If the Option to Purchase the Property is exercised during the term of the rental payments, no further property rental payments will be due.  The Diamond Peak property will be subject to a 3% NSR royalty.  Upon full exercise of the Option, the Company will own 100% of the project.

MAX RESOURCE CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

For the year ended Three months ended March 31, 2006

The following discussion and analysis should be read in conjunction with the Consolidated Financial Statements and related notes for the three months ended March 31, 2006.  All dollar amounts are stated in Canadian funds.  This discussion is based on information available as at May 15, 2006.

During the period under review, the Company primarily focused on exploration of its Thomas Mountain project in Utah.  In addition, MAX began planning for drilling in the spring at the Gold Hill project in Alaska and reviewed numerous potential acquisitions.  To this end, in May, 2006 the Company announced that it had entered into an Option Agreement to acquire a 100 % interest in the FMC claims (the “Diamond Peak Property”), a Gold/Zinc prospect in Eureka County, Nevada.

Thomas Mountain Claims, Utah

On August 11, 2005 the Company entered into an Option Agreement with Energex, LLC to acquire a 100 % interest in the PPCO claims at Thomas Mountain in Juab County, Utah.  Energex, LLC is a Nevada corporation wholly-owned by Clancy J. Wendt, the Vice President of Exploration for MAX.

The terms of the Option Agreement with Energex call for:

(iv)

An initial cash payment to Energex of US$5,000 (which has been paid),

(v)

Annual maintenance payments to Energex of US$10,000 commencing in the second year and escalating by $10,000 each year thereafter to a maximum of US$50,000 per year; and

(vi)

Work commitments totalling $1,000,000 over a four year period (being $100,000 in the first year; $200,000 in the second year; $300,000 in the third year and $400,000 in the fourth year).

MAX will earn a 100% interest in the PPCO claims by making the initial cash payment of $5,000 and satisfying the work commitment of $1,000,000, subject to a 2% royalty payable to Energex.

The PPCO claims are located approximately 150 miles southwest of Salt Lake City, about 20 miles west of the town of Delta, Utah and east of the Brushman Wellman beryllium mine. The claims have excellent road access by both gravelled and cross county roads. The PPCO claims comprise 27 claims totaling 540 acres and were explored during the early 1980’s by Phillips Uranium, a wholly-owned subsidiary of Phillips Petroleum.  Phillips encountered uranium grades of approximately 0.05% U3O8, over a 100 foot thickness at a depth of 900 feet within a small caldera. The uranium host rock was identical to the host rock found in a nearby structurally controlled uranium system that produced approximately 500,000 pounds of uranium before mining was terminated when the ore zone was found to be faulted off to the east.  The zone found by Phillips on the PPCO claims is thought to be an extension of this original mineralization.  The mineralization is contained within the mote sediments of a smaller caldera within a major caldera system.  The mineralization appears to be structurally controlled along the edge of this caldera and planned exploration will follow up on previous work.  Due to the geological formations in the area, the property may be amenable to “in-situ leaching “(“ISL”), subject to further exploration.

In September, 2005 the Company announced that it had staked additional claims around the original 27 PPCO uranium claims, bringing the total to 195 lode claims comprising 3,900 acres at a total staking cost of $62,298.

Exploration drilling on the PPCO claims by Phillips was originally supervised by Mr. Clancy J. Wendt, M.S.,C.P.G., Reg. Az. and B.C., the Vice-President of Exploration for MAX, who was employed by Phillips at that time.  Mr. Wendt has a Masters of Science in geology and more than 35 years of relevant experience focused on uranium, base and precious metals and industrial minerals in the US, Mexico, and Latin America. He is a certified Professional Geologist (CPG 4966) by the American Institute of Professional Geologists, an Arizona Registered Geologist (ARG 18283) and a Registered Professional Geoscientist in the Province of British Columbia (P. Geo. 125039).

In early March, 2006 the Company retained DeLong Construction and Drilling of Nevada as the drilling contractor for its Thomas Mountain project.  Drilling was conducted using a reverse-circulation drill, with the first drill hole completed by March 21, 2006 when the Company was forced to put the balance of the drill program on hold due to heavy snowfall.   Between one to two feet of show had fallen in the immediate area and the drill rig was removed until conditions improve.

Drill hole PPCO # 1 was drilled to a target depth of 1,157 feet to intersect the previous mineralization found during drilling conducted by Phillips Uranium Company in the early 80’s.  The PPCO #1 drill hole was positioned approximately 100 feet south of the estimated position of this prior drill hole, where Phillips encountered uranium grades of approximately 0.05% U3O8 over a 100 foot thickness at a depth of 900 feet.

On completion of drilling, Century Geophysical Company probed the drill hole using a Gamma-SP probe.  Results indicated that the zone of previous mineralization was anomalous but not ore grade.  It appears that the beryllium tuff unit, which is the host rock for the nearby Yellow Chief mine, either thins to the south or is faulted off.

Previous drilling conducted by Phillips concentrated to the north of the PPCO #1 drill and these historic results have not been available.  This may indicate that this is the preferred direction of exploration and the remaining five holes of the program will explore this area.

On April 24, 2006 drilling resumed on the second hole at Thomas Mountain.   Results are pending.

During the three month period ended March 31, 2006 the Company spent $57,507 on exploration of the Thomas Mountain project.  This amount included $6,268 for geological consulting, $29,347 for drilling, $3,060 for geophysics, $4,132 for permits and licensing, $10,391 for travel and $4,309 for field expenses.

Gold Hill, Alaska

During the three month period ended March 31, 2006 MAX began planning for a drill program to explore the Gold Hill property for Gold and Molybdenum during the spring of 2006.

The Gold Hill project comprises 3,873 hectares located next to the southern portion of the prolific Tintina Gold Belt in Alaska, approximately 200 kilometers south of Fairbanks, Alaska and approximately 20 kilometers west of the Denali Highway.  The property is accessible using hunting roads and trails.

The Company has determined that a drill program is necessary to confirm the reliability and relevance of original target data contained in internal reports by Dome Mines Ltd., Cities Services Minerals, GCO Minerals of Houston, Texas, Amax Exploration Inc. and Hemlo Gold Mines (USA). At least 2,550 soil samples, 239 rock samples, 1,905 drill samples and an unknown number of channel samples from 2,900 feet of trenches have been taken on the property. Ground and airborne geophysical surveys have been taken over the property which originally identified magnetic highs which were followed up for base metal, specifically molybdenum, mineralization.

The Gold Hill property was explored for base metals during the early 1970’s by the New Alaska Syndicate (Cities Services Minerals and Dome Mines Ltd).  At least 20 drill holes were drilled over the then 4,960 acre property.  The drill holes tested numerous soil anomalies, with significant molybdenum mineralization intersected, but only on the southwest side of Gold Hill.  The best of these, DDH 77-2, intersected quartz-molybdenum +/- pyrite grading 0-536 feet of 0.048% MoS2 with a higher grade interval from 350-500 of 0.094% MoS2. This area has never been followed up with modern exploration and contains a significant magnetic anomaly that coincides with the mineralization.  Previous drilling never tested this magnetic feature and the surrounding sedimentary rocks.  This area of skarn development and mineralization is what the Company intends to explore during drilling planned for June, 2006.

The table below shows other intervals that contained significant mineralization.

Drill Hole

Interval

Mineralization

W.H. 76-1

60-120 feet

0.028% MoS2

0.0588% Cu

DDH 77-1

0-400 feet

0.0223% MoS2

0.0418 % Cu

Drill Hole

Interval

Mineralization

DDH GH-10

34-156.8

0.0427%MoS2

DDH GH-20

154-300

0.0235% MoS2

DDH GH-22

66-300

0.0317% MoS2

These drill holes bottomed in mineralization and were never drilled to test the contact between the magnetic intrusive and the sedimentary host. The deepest drill hole during this time was a single 500 foot drill hole drilled oblique to the strike of the beds. More exploration is needed to evaluate this mineralization.

There has been a NI 43-101 Geological Report completed on the Gold Hill project in July 2004 that has been filed on SEDAR and can be viewed on the Company’s web site at www.maxresource.com   The historic information provided above is for reference only and the reader should not infer or assert that the information is correct, reliable, relevant or accurate and should not be relied upon.  There are no resources and reserve estimates relating to the Claims.  The original data provided by Dome and Cities Service is historical in nature, has not been verified by the issuer’s qualified person, may not be relevant and should not be relied upon.  Additional drilling on the Gold Hill property will be required in order to provide updated geological data compliant with National Instrument 43-101.

The Gold Hill project is the subject of an Option Agreement with Zazu Exploration, Inc. (“Zazu”), a privately-held Texas corporation, which holds a Lease on the Gold Hill Claims from GCO Minerals Company.  The terms of the Option include a payment of US$25,000 and the issuance of 100,000 Shares and 100,000 Warrants exercisable at $0.47 per share for a two year period.  In order to maintain the Option, MAX must issue an additional 200,000 shares by January 1, 2005 (issued in December, 2004) and a further 200,000 shares which were issued in December 31, 2005.

MAX will assume all of Zazu’s obligations under the lease which include the following minimum work commitments and Advance Royalty Payments (in U.S. funds):

Year               Work Commitment                      Advance Royalty

2004               $100,000                                      $   5,000 (paid)

2005                 150,000                                         15,000 (paid)

2006                 250,000                                         25,000

2007                 250,000                                         25,000

2008                 500,000                                         50,000

2009                 500,000                                         75,000

2010                 500,000                                        100,000

Upon exercise of the Option, MAX can earn up to a 90% interest in the Gold Hill claims, subject to a net smelter return (“NSR”) and back-in rights to GCO Minerals.  The NSR will fluctuate from 1.5% to 4.0% depending on the price of gold.  In addition, MAX will pay to Zazu an additional NSR of 1%.

During the three month period ended March 31, 2006 the Company spent $1,116 for core storage related to the Gold Hill property.

Diamond Peak Property, Nevada

On May 9, 2006 MAX announced that it had entered into an Option Agreement to acquire a 100 % interest in the FMC claims in Eureka County, Nevada, the “Diamond Peak Property”, from The Wendt Family Trust of Reno, Nevada.

The Diamond Peak Property is a historic MK Gold Gold/Base Metal property that was explored during the late 1990’s and is located at the southern end of the prolific Carlin trend, which contains numerous gold deposits.  The property comprises 38 claims located 32 miles north of the town or Eureka, Nevada and the Archimedes gold deposit owned by Barrick Gold Corporation.   Strong surface mineralization occurs in a 2 mile long band of intensely clay altered rocks, 200 to 300 feet wide, on the hanging wall side of a major north striking normal fault, called the West Fault.

During the work done by MK in 1999, which included 17 holes and 10,085 feet of drilling, they encountered significant values of gold and base metals that included:

•

5 feet of 0.067 oz/st Au in hole DV 99-4 and 5 feet of 0.062 oz/st Au in hole DV 99-5; and

•

11.6 % of Zinc over 5 feet within 60 feet of surface along the West Fault in the Chainman formation in hole DV 99-15.

Although no extensive intervals of mineralization were encountered, the drilling did indicate that more work was needed to find an economic mineralized system. The recommendations by MK Gold were to continue exploration and drill deep (>2,000 foot) diamond drill holes to the Web and Joana formations.

At the time, the base metal values were not considered as important and were not part of further considerations.  Current prices of zinc, silver, and lead make this a very important target for further exploration.  There are three intrusives that contain significant base and precious metal signatures along their edges. These have not been drilled and could contain skarn mineralization that may be economic.  Future exploration would include conducting geophysical surveys to better define the intrusive contacts and define drill targets for future work.

The terms of the Option Agreement call for the issuance to the Wendt Family Trust of 100,000 shares of the Company and the following rental payments (in U.S funds):

Date

Payment Amount

Upon execution of this Agreement

$25,000

First anniversary of Effective Date

$35,000

Second anniversary of Effective Date

$45,000

Each anniversary thereafter

$50,000

These rental payments shall not be credited against the Royalty or the Purchase Price of US$300,000.   If the Option to Purchase the Property is exercised during the term of the rental payments, no further property rental payments will be due.

The Diamond Peak property is subject to a 3% NSR royalty.  Upon full exercise of the Option, the Company will own 100% of the project.

The Wendt Family Trust is controlled by Clancy J. Wendt, the Vice President of Exploration for MAX.  This agreement is subject to acceptance for filing by the TSX Venture Exchange.

The Company is currently in negotiations with a potential joint venture partner for the property with a view to expediting exploration activities.

Private Placements

On March 29, 2006 The Company announced a non-brokered private placement of 1.400,000 units at $0.75 per unit.  On April 28, 2006 the Company completed the first tranche of this private placement, comprised of 997,000 units, for gross proceeds of $747,750.

Each unit consisted of one common share and one non-transferable share purchase warrant.  Each full warrant will entitle the holder to purchase one additional common share of MAX for $1.00 per share for a two year period from closing.  The shares and any shares acquired on the exercise of warrants are subject to a hold period expiring on August 28, 2006.   A finder’s fee of $27,877.52 was paid with respect to a portion of this placement.

Listing on the Frankfurt Stock Exchange

On March 2, 2006 the common shares of MAX were listed for trading on the Frankfurt Stock Exchange under the trading symbol “M1D”.

The Frankfurt Exchange (Deutsche Boerse) is one of the world's largest stock exchanges, with its electronic trading platform, Xetra, having made it the world's second-largest fully electronic cash market.  More information on the Frankfurt Stock Exchange is available on their web site at www.deutsche-boerse.com.

Results of Operations – Three months ended March 31, 2006

During the three month period ended March 31, 2006, the Company incurred operating expenses of $181,289 as compared to operating expenses of $74,634 for the three month period ended March 31, 2005.  The significant changes during the current fiscal period compared to the same period a year prior are as follows:

Management fees increased to $15,000 during the current fiscal period from $7,500 incurred during the three month period ended March 31, 2005 due to an increased requirement for management supervision as a result of increased levels of exploration, financing and property acquisition activity.

During the three month period ended March 31, 2006, office and general expense increased to $1,818 from the $118 incurred during the same period a year prior due to additional printing costs incurred during the current period for shareholder mailings.

Consulting expense of $16,212 was incurred during the three month period ended March 31, 2006 for consulting services related to the geological review of prospective acquisitions and listing on the Frankfurt Stock Exchange.  There were no consulting expenses incurred during the same period a year prior.

Transfer agent, filing fees and shareholder relations expenses increased to a total of $66,014 during the three month period ended March 31, 2006 from the $3,739 incurred during the same period a year prior due to additional costs incurred during the current fiscal period for attendance at trade shows in Canada and Europe, advertising, web site marketing, and news dissemination.

Stock based compensation expense totaling $80,105, a non-cash item, was incurred during the three month period ended March 31, 2006 as compared to $60,413 incurred during the same period a year prior.  This total in fiscal 2006 included $9,724 for stock based compensation expense charged on stock options granted to consultants (2005 – nil) and $70,381 for stock based compensation expense related to options granted to officers and directors (2005 - $60,413).  The increase in the current period is due to an increase in the volatility calculation related to trading in the Company’s shares during the current fiscal period, a significant component of the Black-Scholes option pricing model used to calculated stock-based compensation expense.  As a result, the stock-based compensation expense calculated using the Black-Scholes model was higher during the current period although only 250,000 options were granted, while a total of 371,000 options were granted the three month period ended March 31, 2005.

During the current fiscal period, the Company incurred travel costs of $1,848 for attendance at trade shows.  This compares to travel expenses of $2,818 incurred during the three month period ended March 31, 2005 for travel related to the review of potential property acquisitions.

Interest income of $2,076 earned during the three month period ended March 31, 2006 increased to $2,076 from the $142 earned during the same period a year prior due to the Company maintaining a higher cash balance during the current period.

As a result of the foregoing, the net loss for the three month period ended March 31, 2006 was $179,213 as compared to a net loss for the three month period ended March 31, 2005 of $74,492.

Summary of Quarterly Results

	Q1-06	Q4-05	Q3-05	Q2-05	Q1-05	Q4-04	Q3-04	Q2-04
Revenue	2,076	849	300	513	142	52	88	231
Net Loss ($)	179,213	210,636	88,883	90,970	74,492	69,340	39,289	58,818
Per Share	0.018	0.028	0.011	0.013	0.012	0.013	0.007	0.011

During the second quarter of fiscal 2004, the Company incurred a loss of $58,818 primarily as a result of non-cash stock-based compensation expense of $28,862 incurred due to the granting of stock options during the period.   As there were no stock options granted during the third quarter of fiscal 2004, the Company’s loss for the period decreased to $39,289.

The loss for the fourth quarter of fiscal 2004 increased to $69,340 due to additional stock-based compensation expenses recorded for options granted earlier in the year and for warrants issued to Zazu that formed part of the consideration paid for acquisition of the interest in the Gold Hill property.

During the first quarter of fiscal 2005, the loss increased to $74,492 primarily due to stock-based compensation expense of $60,413 recorded for options granted during the period.   The loss for the second quarter of fiscal 2005, (the three month period ending June 30, 2005) increased further to $90,970 primarily as a result of additional expenses incurred for professional fees, shareholder relations and travel.

The loss for the third quarter of fiscal 2005, at $88,883, was reduced slightly from the $90,970 incurred during the second quarter of fiscal 2005, with reductions during the third quarter in professional fees and travel expense offset, by an increase in stock-based compensation expense to $36,960.

During the fourth quarter of fiscal 2005, the net loss increased to $210,636, primarily due to an increase in the transfer agent, filing fees and shareholder relations expenditures charged during the quarter to $70,268 from the $21,886 incurred during the third quarter, and a write-down of mineral properties of $57,000 charged during the fourth quarter due to the abandonment of the Target 2 Claim.

The net loss for the first quarter of fiscal 2006 decreased to $179,213 primarily due to the elimination of the mineral property write-down expense of $57,000 incurred during the fourth quarter of fiscal 2005.

Liquidity and Solvency

At March 31, 2006 the Company had working capital of $434,958 and cash on hand of $435,245.  This compares to a working capital deficit of $559,659 with cash on hand of $565,725 at December 31, 2005.

The reduction in cash during the three month period ended March 31, 2006 was primarily due to cash of $104,857 being used in operating activities and expenditures on mineral properties of $58,623, offset by cash receipts of $33,000 from the issuance of common shares through the exercise of warrants.  During the three month period ended March 31, 2005 cash increased by $85,580 due to cash received from share issuances of $138,000, offset by cash used by operations of $29,977 and repayments to related parties of $22,443.

As of March 31, 2006 the Company had sufficient cash on hand to fund drilling planned for the Thomas Mountain uranium property in Utah and its general and administrative expense for the first half of fiscal 2006.  In May, 2006 MAX completed the first tranche of a non-brokered private placement for gross proceeds of $747,750 which will be sufficient to fund drilling planned for Gold Hill in Alaska in June, 2006.   The Company will be required to raise additional capital during the third quarter of the current fiscal year in order to fund exploration drilling at MacInnis Lake in the Northwest Territories, the C de Baca project in New Mexico, and the Diamond Peak property in Nevada.  The Company is in discussions with potential joint venture partners for certain of its properties as an alternative means of financing exploration of these properties.

Cash flow to date has not satisfied the Company’s operational requirements.  The development of the Company may in the future depend on the Company’s ability to obtain additional financings.  In the past, the Company has relied on the sale of equity securities to meet its cash requirements.  Future developments will depend on the Company’s ability to obtain financing through joint venturing of its projects, debt financing, equity financing or other means.  There can be no assurance that the Company will be successful in obtaining any such financing.

Related Party Transactions

During the three month period ended March 31, 2006 the Company paid management fees of $15,000 to a private company controlled by the President of the Company.  This compares to $7,500 paid to this same company during the same period a year prior.

Investor Relations

The Company incurred expenditures of $58,312 on investor relations the three month period ended March 31, 2006.  This figure was comprised of $2,111 for dissemination of news releases, $29,295 for consulting services and trade shows, and $26,906 for advertising and web site maintenance.

Contingencies

The Company is aware of no contingencies or pending legal proceedings as of May 15, 2006.

Equity Securities Issued and Outstanding

The Company had 11,002,741 common shares issued and outstanding as of May 15, 2006.  In addition there were 993,000 stock options and 1,934,558 warrants outstanding.

Disclaimer

The information provided in this document is not intended to be a comprehensive review of all matters concerning the Company.  It should be read in conjunction with all other disclosure documents provided by the Company.  No securities commission or regulatory authority has reviewed the accuracy or adequacy of the information presented herein.

Certain statements contained in this document constitute “forward-looking statements”.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance, or achievements of the Company to be materially different from any future results, performance, or achievements expressly stated or implied by such forward-looking statements.  Such factors include, among others, the following: mineral exploration and development costs and results, fluctuation in the prices of commodities for which the Company is exploring, foreign operations and foreign government regulations, competition, uninsured risks, recoverability of resources discovered, capitalization requirements, commercial viability, environmental risks and obligations, and the requirement for obtaining permits and licenses for the Company’s operations in the jurisdictions in which it operates.

Form 52-109F2 – Certification of Interim Filings

I, Stuart Rogers, Chief Executive Officer, certify that:

1.

I have  reviewed  the  interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of MAX Resource Corp. (the issuer) for the interim period ending March 31, 2006;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.

The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

(a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date:

 May 15, 2006.

“STUART ROGERS”

Stuart Rogers, Chief Executive Officer

Form 52-109F2 – Certification of Interim Filings

I, Dave Pearce, Chief Financial Officer, certify that:

1.

I have  reviewed  the  interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of MAX Resource Corp. (the issuer) for the interim period ending March 31, 2006;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.

The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

(a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date:

 May 15, 2006.

“DAVE PEARCE”

Dave Pearce, Chief Financial Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAX RESOURCE CORP.

Date June 1, 2006

By:     /s/ Stuart Rogers

Stuart Rogers

Director